Item 77D - DWS International Fund (a series of DWS
International Fund, Inc.)

Effective February 28, 2014, the Fund changed its principal investment strategy to:

Main investments. The fund invests at least 65% of its total assets in foreign equities (equities issued by foreign-based companies and listed on foreign exchanges), and may invest up to 20% of net assets in foreign debt securities, including convertible bonds. Although the fund can invest in companies of any size and from any country, it invests mainly in common stocks of established companies in countries with developed economies (other than the United States). The fund's equity investments may also include preferred stocks, depositary receipts and other securities with equity characteristics, such as convertible securities and warrants.

Management process. Portfolio management intends to select approximately fifty stocks with the lowest positive Cash Return on Capital Invested (CROCI(r)) Economic Price Earnings Ratio from a universe comprising approximately
330 of the largest equities by market capitalization in the MSCI EAFE Index, excluding financial stocks. The
CROCI(r) Economic Price Earnings Ratio (CROCI(r)
Economic P/E Ratio) is a proprietary measure of company valuation using the same relationships between valuation and return as an accounting P/E ratio (i.e. price/ book value divided by return on equity). At times, the number of stocks held in the fund may differ from fifty stocks as a result of corporate actions, mergers or other events.

The fund is reconstituted on a quarterly basis in accordance with the CROCI(r) strategy's rules (re-selecting approximately fifty stocks that will make up the fund) and the regional weighting in the fund is targeted to match the regional weighting of the fund's benchmark, the MSCI
EAFE Index. The region-neutral approach attempts to reduce the risk of significant regional over or underweights in the fund relative to the MSCI EAFE Index benchmark.
The CROCI(r) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the benchmark, as well keeping the focus of the strategy on stock selection, rather than regional allocation. During the selection process, a selection buffer is applied to attempt to reduce the annual turnover of the strategy. This buffer seeks to reduce portfolio turnover by limiting the replacement of a portfolio security to when its Economic P/E ratio exceeds a threshold determined by portfolio management from time to time. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity controls and managing the fund with tax efficiency in mind. The CROCI(r) strategy is supplied by the CROCI(r) Investment Strategy and Valuation Group, a unit within Deutsche Asset & Wealth Management, through a licensing agreement with the fund's Advisor.

Portfolio management may utilize forward currency contracts to hedge against changes in value of the non-US currency exposure of the fund's investments. To maintain an approximate hedge against such changes, portfolio management expects to periodically reset the fund's forward currency contracts.

CROCI(r) Investment Process.  The CROCI(r) Investment
Process is based on the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI(r) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in an effective and efficient stock selection process targeting investment in real value.

Many technical aspects of the generally accepted accounting principles of large public financial companies make these companies poorly suited to consistent valuation using standards maintained by the CROCI(r) Investment
Strategy and Valuation Group. Accordingly, financial stocks have been excluded from the fund's investable universe.